UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 29, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, an offer to sell, or a solicitation of an offer to sell, the Bonds. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company or the selling security holder. Such prospectus will contain detailed information about the Company and management, as well as financial statements. No public offering of securities is to be made by the Company in the United States.

REPURCHASE AND CANCELLATION OF

CNY3,300,000,000 4.8% GUARANTEED BONDS DUE 2017

(Stock code: 85953)

(THE “BONDS”)

BY

EASTERN AIR OVERSEAS (HONG KONG) CORPORATION LIMITED
(THE “COMPANY”)

(incorporated in Hong Kong with limited liability)

Unconditionally and Irrevocably Guaranteed by

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Reference is made to the announcement of the Company dated 18 March 2016 regarding the Offer and the Consent Solicitation and the announcement of the Company dated 1 April 2016 in relation to amendments to the Offer and Consent Solicitation, the announcement of the Company dated 14 April 2016 in relation to the extension of the Offer and Consent Solicitation, and the announcement of the Company dated 27 April 2016 in relation to the final results of the Offer and Consent Solicitation (the “Announcements”). Capitalised terms not otherwise defined herein shall have the same meanings given to them in the Announcements.

CANCELLATION OF REPURCHASED BONDS

Pursuant to the Offer, the Company has repurchased a total of CNY1,718,730,000 in principal amount of the Bonds as at the date of this announcement (the “Repurchased Bonds”). The Repurchased Bonds will be cancelled as soon as practicable.

After cancellation of the Repurchased Bonds, an aggregate principal amount of CNY1,581,270,000 of Bonds will remain outstanding.

OPTIONAL REDEMPTION

As announced in the Company’s announcement dated 27 April 2016, the Company has given an Optional Redemption Notice in accordance with the terms and conditions of the Bonds (as amended by the Supplemental Trust Deed). All of the Outstanding Bonds are expected to be redeemed on 6 May 2016 and cancelled as soon as practicable thereafter.

Hong Kong, 29 April 2016

As at the date of this announcement, the directors of Eastern Air Overseas (Hong Kong) Corporation Limited are Wu Yongliang, Wu Zhiwei, Guo Lijun, Yuan Jun, and Jin Yunqiu.

As at the date of this announcement, the directors of China Eastern Airlines Corporation Limited are:

Liu Shaoyong	Chairman
Ma Xulun	Vice Chairman, President
Xu Zhao	Director
Gu Jiadan	Director
Li Yangmin	Director, Vice President
Tang Bing	Director, Vice President
Tian Liuwen	Director, Vice President
Ji Weidong	Independent non-executive Director
Li Ruoshan	Independent non-executive Director
Ma Weihua	Independent non-executive Director
Shao Ruiqing	Independent non-executive Director

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